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                            December 12, 2023

       Roger James Hamilton
       Chief Executive Officer
       Genius Group Ltd
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Response dated
November 29, 2023
                                                            File No. 333-273841

       Dear Roger James Hamilton:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1.                                                   We note your response
to prior comment 2, as well as your previous related
                                                        responses. While we do
not have any further comments at this time regarding your
                                                        responses, please
confirm your understanding that our decision not to issue additional comments should not be
interpreted to mean that we either agree or disagree with your responses, including
any conclusions you have made, positions you have taken, and practices you have
engaged in or may engage in with respect to this matter.
 Roger James Hamilton
FirstName LastNameRoger   James Hamilton
Genius Group  Ltd
Comapany12,
December  NameGenius
              2023     Group Ltd
December
Page 2    12, 2023 Page 2
FirstName LastName
       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jolie Kahn